Exhibit 6.12

CERTAIN IDENTIFIED INFORMATION HAS BEEN EXCLUDED FROM THIS EXHBIT BECAUSE IT IS BOTH NOT MATERIAL AND IS THE TYPE THE COMPANY TREATS AS PRIVATE OR CONFIDENTAL

August 1, 2024

David Zaiken

[XXXXXXXXXXXXX]

[XXXXXXXXXXXXX]

Re: Independent Contractor Agreement

Dear David:

This letter Agreement sets forth the terms pursuant to which you (“You” or “Contractor”) are being retained by TerraCycle, Inc. (“TerraCycle” or the “Company”) as an independent contractor.

1.            Scope of Services. You are being retained as a tax advisor to TerraCycle in connection with the transfer of tax compliance services from the Company’s former tax compliance and strategy provider RSM USA LLP to its new provider KPMG USA LLP. Your services to be provided hereunder are referred to as the “Services.” The Scope of Your Services are further set forth on Schedule A to this Independent Contractor Agreement.

2.            Term. The term of this engagement shall begin on Augst 1, 2024 and terminate on February 28, 2025. This engagement is terminable at any time by either party with or without cause. On termination of this Agreement, TerraCycle’s obligation to pay any compensation except for services or expenses already accrued or incurred will terminate; provided, however, that such termination will not affect your obligations under Paragraph 7 (Confidential Information) or Paragraph 8 (Return of Property) of this Agreement.

3.            Fees. The Company shall grant You Restricted Stock Units (RSUs) equivalent to cash value of $50,000 based on the Company’s most recent Board approved RSU price.

4.            Expenses. TerraCycle will reimburse you for all reasonable, documented, out-of-pocket expenses incurred by you at the specific request and upon the prior written approval of TerraCycle which are not part of your normal business expenses.

5.            Independent Contractor Capacity. You are retained as an independent contractor and nothing contained herein shall be deemed to place TerraCycle and you in the relationship of employer-employee, principal-agent, partner or joint venturer.

a.	The services which you will provide under this Agreement are limited and you shall not make decisions on behalf or TerraCycle or hold yourself out as having authority to make decisions on behalf of TerraCycle.

b.	You and TerraCycle agree that your retention is not exclusive to TerraCycle and that you may continue to provide services to third parties as long as the provision of such services to third parties does not interfere with your performance under this Agreement, create a conflict of interest with TerraCycle, or disclose TerraCycle’s confidential, trade secret, or business information. You represent that you provide services to other clients on a regular basis and will continue to do so during the term of this Agreement.

c.	You agree that as an independent contractor to TerraCycle, you have the sole right to control and direct the means, manner and method by which the services required by this Agreement will be performed. You have the right to perform the services required by this Agreement at any place or location and at such times as you may determine. To the extent you determine that your performance of the services will best be served by operating out of TerraCycle’s offices, TerraCycle will provide space within its offices for you to so perform.

d.	You agree that TerraCycle shall not be obligated to and will not withhold any income, FICA, disability or any other federal, state, or local tax or contribution of any kind on any compensation paid to you or on any expense for which you are reimbursed under this Agreement. You agree that TerraCycle is in no way responsible for such taxes or contributions and you agree to indemnify and hold harmless TerraCycle against any tax, contribution, penalty, interest or loss due to such failure to withhold. Your duty to account to the relevant tax and other authorities shall be your sole responsibility and you further agree to indemnify and hold harmless TerraCycle against any costs, claims, proceedings or other matters which may involve TerraCycle as a result of your failure to so account.

e.	You agree that, under this Agreement, you are not entitled to any pension, profit sharing, vacation pay, sick leave, social security, worker’s compensation, health, disability, unemployment insurance or other employee welfare or fringe benefits of any kind and you expressly waive your right to participate in any such plans and release TerraCycle, its officers, directors, affiliates, subsidiaries, parent, successors and assigns from any and all claims to any such benefits. You agree that TerraCycle shall make no state or federal unemployment compensation payments on your behalf, and that you will not be entitled to these benefits in connection with work performed under this Agreement. TerraCycle shall not provide any insurance coverage of any kind.

6.            Representations and Warranties. You represent, warrant and covenant that: (a) you possess full power and authority to enter into and perform the services identified in this Agreement and that this engagement does not violate the terms of any agreement between you and a third party; (b) you will be responsible for payment of all necessary social security and other federal, state and local tax payments resulting from your performance as an independent consultant under this Agreement; and (c) you have complied with all federal, state and local laws regarding business permits and licenses that may be required to complete the services under this Agreement.

7.            Confidentiality.

a.	Nonuse and Nondisclosure. Contractor will not, during or after the term of this Agreement, (i) use Confidential Information for any purpose whatsoever other than the performance of the Services on behalf of the Company, or (ii) disclose Confidential Information to any third party. Disclosure of Confidential Information shall not be prohibited if such disclosure is directly pursuant to a valid and existing order of a court or other governmental body or agency, provided, however, that (a) Contractor shall first give prompt notice to the Company of any such possible or prospective order (or proceeding pursuant to which any such order may result) and (b) the Company shall have been afforded a reasonable opportunity to prevent or limit any such disclosure. Contractor also agrees to take all reasonable precautions to prevent any unauthorized disclosure of Confidential Information. Contractor agrees that all Confidential Information will remain the property of the Company.

b.	“Confidential Information” means any non-public information and derivative works provided or made available to Contractor by the Company or any other non-public information that relates to the actual or anticipated business or research and development of the Company or its technical data, trade secrets or know-how, including, but not limited to, research, developments, inventions, processes, formulas, technology, designs, drawings, software, hardware configurations, sales and marketing plans and strategies, prices and costs, customer and supplier names and contact information (including, but not limited to customers and suppliers of the Company who Contractor called on or who Customer became acquainted with during the term of this Agreement), budgets, licenses, distribution agreements, financial data and plans, and information regarding employees or other personnel who work with the Company. Confidential Information also means and includes information provided to the Company by another person, company, or organization that the Company is obligated to keep confidential. However, Confidential Information does not include information that is or has become publicly known through no wrongful act of Contractor or any third party.

c.	Former Relationship Confidential Information. Contractor agrees that Contractor will not, during the term of this Agreement, improperly use or disclose any proprietary information or trade secrets of any former or current employer or other person or entity with which Contractor has an agreement or duty to keep in confidence information acquired by Contractor in confidence, if any, and that Contractor will not bring onto the premises of the Company any unpublished document or proprietary information belonging to such employer, person or entity unless consented to in writing by such employer, person or entity.

d.	Third Party Confidential Information. Contractor recognizes that the Company has received and in the future will receive from third parties their confidential or proprietary information subject to a duty on the Company’s part to maintain the confidentiality of such information and to use it only for certain limited purposes. Contractor agrees that, during the term of this Agreement and thereafter, Contractor owes the Company and such third parties a duty to hold all such confidential or proprietary information in the strictest confidence and not to disclose it to any person, firm or corporation or to use it except as necessary in carrying out the Services for the Company consistent with the Company’s agreement with such third party.

e.	Protection and Return of Materials. Contractor agrees to protect all of Company’s property, including but not limited to all documents and other materials containing Confidential Information that Contractor may have in Contractor’s possession or control, including but not limited to all electronically stored information and passwords to access such property against theft, damage, destruction, unauthorized access, use, modification or disclosure, and notify Company if any such event occurs. When Contractor stops performing this Agreement for the Company, or at the Company’s earlier request, Contractor will return to the Company all Property

8.            Intellectual Property

a.	Assignment. Contractor agrees that all copyrightable material, records, drawings, designs, software programs, written work, artwork, visual work, audiovisual work, translations, photographs, films, multimedia work, inventions (whether or not patentable), improvements, developments, discoveries, know-how and trade secrets conceived, discovered, developed or reduced to practice by Contractor or that Contractor may be directed to undertake, investigate or experiment with or that Contractor may become associated with in work, investigation or experimentation in the Company’s line of business in performing this Agreement, solely or in collaboration with others, during the term of this Agreement that relate in any manner to the business of the Company (collectively, “Inventions”), are the sole property of the Company. In addition, any Inventions, which constitute copyrightable subject matter, shall be considered “works for hire” as that term is defined in the United States Copyright Act. Contractor also agrees to assign and hereby assigns fully to the Company all right, title and interest in and to any Inventions and any copyrights, patents, mask work rights, sui generis database rights, trademarks, or other intellectual property rights and derivative works relating to all Inventions.

b.	Further Assurances. Contractor agrees to assist Company or its designee, in every proper way, both during and after the term of this Agreement, without further compensation and at the Company’s expense, to secure the Company’s rights in Inventions and any copyrights, patents, mask work rights, sui generis database rights, trademarks, or other intellectual property rights relating to all Inventions in any and all countries. This includes but is not limited to the disclosure to the Company of all pertinent information and data with respect thereto and the execution of all necessary applications, specifications, oaths, assignments and all other instruments which the Company shall deem necessary in order to apply for and obtain such rights and in order to assign and convey to the Company, its successors, assigns and nominees the sole and exclusive rights, title and interest in and to such Inventions, and any copyrights, trademarks, patents, mask work rights, sui generis database rights or other intellectual property rights and derivative works relating thereto. Contractor further agrees that Contractor’s obligation to execute or cause to be executed, when it is Contractor’s power to do so, any such instrument or papers shall continue after the termination of this Agreement. Contractor agrees that, if the Company is unable to secure Contractor’s signature for any reason for the purpose of applying for or pursuing any application for any United States or foreign patent or mask work rights, sui generis database rights or any trademark or copyright registration related to the Inventions or any of the other actions described in this Section 3, then Contractor hereby irrevocably designates and appoints the Company and its duly authorized officers and agents as Contractor’s agent and attorney-in-fact, to act for and on Contractor’s behalf to execute and file any such applications and to do all other lawfully permitted acts to further the prosecution and issuance of patents, mask work rights, sui generis database rights, copyright and trademark registrations and otherwise further the purposes of this Section 8 with the same legal force and effect as if executed by Contractor.

c.	Representations and Warranties. Contractor represents and warrants that: (i) Contractor has the right and unrestricted ability to assign the Inventions and intellectual property rights related thereto to Company as set forth in this Section 8, and (ii) Contractor will not, in the course of performing Services for the Company, infringe upon any copyright, patent, trademark, right of publicity or privacy, or any other proprietary right of any person.

d.	Pre-Existing Materials. Subject to Section 7(b), Contractor agrees that if, in the course of performing the Services, Contractor incorporates into any Invention developed under this Agreement any pre-existing invention, improvement, development, concept, discovery or other proprietary information owned by Contractor or in which Contractor has an interest, (i) Contractor will inform Company, in writing before incorporating such invention, improvement, development, concept, discovery or other proprietary information into any Invention, and (ii) the Company is hereby granted a nonexclusive, royalty-free, perpetual, irrevocable, worldwide license to make, have made, modify, use and sell such item as part of or in connection with such Invention. Contractor will not incorporate any invention, improvement, development, concept, discovery or other proprietary information owned by any third party into any Invention without Company’s prior written permission

9.            Conflicting Obligations

a.	Conflicts. Contractor represents and warrants that Contractor has no outstanding agreement or obligation that is in conflict with any of the provisions of this Agreement or that would preclude Contractor from complying with the provisions of this Agreement, and agrees that Contractor will not enter into any such conflicting agreement during the term of this Agreement.

b.	Substantially Similar Designs. In view of Contractor's access to the Company’s trade secrets and proprietary know-how, Contractor agrees that Contractor will not, without Company’s prior written approval, design identical or substantially similar designs as those developed under this Agreement for any third party during the term of this Agreement and for a period of 12 months after the termination of this Agreement. Contractor acknowledges that the obligations in this Section 9 are ancillary to Contractor's nondisclosure obligations under Section 7.

c.	Non-Solicitation of Customers and Employees, Independent Contractors, Representatives and Agents of the Company. In view of Contractor’s access to Confidential Information of the Company and consideration of the value of such information, during the term of this Agreement and for a period of two (2) years after termination of this Agreement for any reason, Contractor shall not, without the prior written consent of the Company, in any manner, directly or indirectly, solicit, induce, or attempt to induce: (i) the trade or patronage of any customers or potential customers of the Company identified in writing for Contractor or any other person or entity, with respect to the business engaged in by the Company, or (ii) any employee, consultant, representative or agent of the Company to become connected in any way with, or utilized such person in, any other business similar to the business engaged in by the Company.

d.	Strict Loyalty. Contractor shall avoid all circumstances and actions which would place Contractor in a position of divided loyalty with respect to its obligations undertaken under this Agreement.

10.            Compliance With Laws, Regulations and Rules. You agree to comply with all applicable laws, regulations and rules which may be in effect during the term of this Agreement. In addition, while on TerraCycle’s premises, you shall (1) comply with TerraCycle’s requests, rules, policies, and regulations regarding personal and professional conduct, and (2) otherwise conduct yourself in a businesslike manner.

11.            Applicable Law. This Agreement shall be governed by the laws of the State of New Jersey without giving effect to its conflict of laws principles. All disputes hereunder shall be adjudicated in the State of New Jersey, and you hereby irrevocably submit and consent to the exclusive jurisdiction of the state and federal courts located in the State of New Jersey.

12.            Entire Agreement, Non-Modification. This Agreement shall constitute the full and entire understanding and agreement between the parties with respect to the subject matter of that Agreement and shall supersede all prior understandings, negotiations and prior agreement between the parties with respect to the subject matter of its terms. No waiver, amendment, or modification of any provision of this Agreement will be effective unless in writing and signed by both parties hereto.

13.            Arbitration. All disputes, claims or controversies, whether or not arising out of or relating to Independent Contractor's work or termination with or through TerraCycle, or its officers, directors, Independent Contractors, or agents, shall be resolved by mediation and/or arbitration, in accordance with the current at time of claim Commercial Arbitration Procedures of the American Arbitration Association. Independent Contractor and TerraCycle agrees to share equally in the fees and costs of the mediator or arbitrator. The decision of an arbitrator shall be final and binding.

14.            This Agreement is one for personal services and you shall not assign or delegate the services to be performed hereunder without the prior written consent of TerraCycle.

15.            If any provision of this Agreement is held to be invalid or unenforceable, then the remainder of this Agreement shall nevertheless remain in full force and effect.

Please indicate your agreement and consent by your signature below.

Very truly yours,

By:
Daniel Rosen
General Counsel

Agreed and Accepted as of the date first above written:

David Zaiken

By:

Date executed: _________________, 2024

SCHEDULE A – Scope of Services

●	Review of Company’s US and foreign tax position and filings / strategy to arrive at detail strategic recommendations

o	Review of GILTI and tested loss position from historic perspective

▪	Review of 2023 computations of tested income and high tax

▪	Analysis of impact of tested losses

o	Structure items for planning

o	Review of FDII opportunity

o	Work with KPMG on developing strategic alternatives

●	Assistance in French tax audit

●	Working on projections and tax planning for 2024 / 2025

●	Loop partnership allocations

●	Loop PFIC and other reporting

●	Loop form K3

●	Loop French and other VAT

●	Loop conversion of notes and impact of new irs notice

●	Review of workpapers for 2023 tax return and comment with RSM / KPMG

●	Review draft US tax returns prepared by RSM

●	Work on transition for tax with KPMG

●	Act as the Company’s primary point of contact on the global transfer pricing work to be performed by KPMG, including but not limited to,

o	Review scoping for transfer pricing and other planning work with KPMG

o	Update intercompany agreements

o	Global allocations

●	Preparation and participation in September brainstorm white paper session

●	Supervise KPMG transfer pricing and planning

●	Tax assistance in M & A

●	Set up of global services of KPMG for tax

●	Prepare for tax diligence on potential buyer

●	Assistance in finding tax director

●	Periodic meetings with team

●	Develop short and midterm tax strategy

●	Day to day assistance as needed

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